Organigram Receives Permit to Export Medical Cannabis to Australia

Company Continues to Build International Presence
Leveraging Award‐Winning, High‐Quality Product

MONCTON, NEW BRUNSWICK – May 17, 2018/CNW/ ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick today announces that it has received a “Permit to Export Cannabis” from Health Canada that will allow the Company to begin its first international shipments.

Organigram will now be able to ship dried cannabis products to Cannatrek Medical PTY Ltd (“Cannatrek”), a licenced Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Cannada Management Group Global Inc. (“CMG”), a leading global cannabis and hemp brokerage firm for import/export, procurement and logistics of cannabis and hemp related products.

“Today we are proud to announce our ability to commence international sales through the receipt of a Permit to Export Cannabis from Health Canada,” says Greg Engel, CEO, Organigram. “This is only the beginning. Last week we announced our intentions to invest in and sell to a German distributor. Today we announce our ability to sell into Australia. We continue to strive towards becoming a global leader in the medical cannabis trade.”

Cannatrek CEO, Tommy Huppert, commented, “We are very excited to have established a relationship with Organigram. The import of medical cannabis products from a leading Canadian licensed producer strongly positions Cannatrek to capitalise on the rapidly evolving medical cannabis industry in Australia and increase patient access.”

ABOUT CANNADA MANAGEMENT GROUP GLOBAL INC.

"CMG" is a leading global cannabis and hemp brokerage firm dealing in product procurement, importing and exporting, logistics, warehousing, distribution, sales and e‐commerce. CMG is currently working with global partners to establish a gold standard for global distribution of medical grade cannabis and hemp products in legalized markets. CMG has signed international broker agreements for product, as well as successfully received government permits to import product into Canada and export product internationally for their clients

For more information see www.cannadamanagement.com

ABOUT ORGANIGRAM HOLDINGS INC.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, federal and extra‐jurisdictional regulations and applicable laws, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Organigram Holdings Inc. Larry Rogers VP, International Business Development (506) 871‐9279 lrogers@organigram.ca	Organigram Holdings Inc. Dylan Rogers Director of Investor Relations (506) 801‐8986 drogers@organigram.ca